Filed Pursuant to Rule 433

Registration No. 333-131369

Linked to

The MLCX Grains Index – Total Return

(MLCX Grains ELEMENTS)

MLCX Grains ELEMENTS are intended to provide investors with exposure to the grains sector of the global commodity market. The performance of MLCX Grains ELEMENTS is linked to the MLCX Grains Index – Total Return (MLCX Grains Total Return Index).

ELEMENTSSM Linked to the MLCX Grains Index –

Total Return

Ticker	GRU

Intraday Indicative Value Ticker	GRUIV

Bloomberg MLCX Grains Index Ticker	MLCXGRTR

Exchange	American Stock Exchange®

Investment Minimum	None

Annual Investor Fee	0.75%

CUSIP Number	870297 215

Maturity Date	February 14, 2023

Issuer: Swedish Export Credit Corporation – AA+/Aa1

Swedish Export Credit Corporation (SEK) provides access to financial solutions for export and infrastructure. The main businesses include export credits, lending, structured financing, project financing, leasing, capital markets products, and financial advisory services. SEK was founded in 1962 and is owned by the Swedish state.

Index: MLCX Grains Index – Total Return (MLCX Grains Total Return Index)

The MLCX Grains Total Return Index is designed to provide a benchmark for the performance of the grains sector and for investment in commodities as an asset class. The MLCX Grains Total Return Index is designed to reflect the performance of a fully collateralized investment in the four exchange-traded futures contracts (each an Index Component) on four physical commodities: corn, soybeans, soy meal and wheat. Each of the Index Components trades on the Chicago Board of Trade. The MLCX Grains Total Return Index was launched in 2006 as a sub-index of the MLCX Index – Total Return (MLCX Total Return Index) and is published under the symbol MLCXGRTR on Bloomberg.

Each Index Component is rolled into the next available futures contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month for each contract.

MLCX Grains Total Return Index Weighting

Within the MLCX Total Return Index, the weight of each component commodity is determined on the basis of the global production of that commodity. The MLCX Total Return Index, and by extension, the MLCX Grains Total Return Index, are reweighted annually based on changes in this global commodity production. Each year, the new weightings of the Index Components are announced in the fourth quarter and enacted on January 1 of the following year. The weight of each component commodity is then allowed to float based on the appreciation or depreciation in the price of such commodity until the next annual reweighting.

As a sub-index of the MLCX Total Return Index, the exact weighting of each of the MLCX Grains Total Return Index Components is the weight of such index component in the MLCX Total Return Index divided by the weight of the Grains market sector in the MLCX Total Return Index (13.17%). The maximum weight of any given market sector in the MLCX Total Return Index is capped at 60% with a minimum weight of 3%.

Below is a current list of the four Index Components, together with their initial weightings for 2008.

MLCX Grains ELEMENTSSM Exchange-Traded Notes

Historical Performance of the MLCX Grains

Total Return Index

The following chart provides a comparison of performance of the MLCX Grains Total Return Index and the S&P GSCI™ Grains Total Return Index each monthly period from January 31, 2002, through December 31, 2007. The MLCX Grains Total Return Index was launched on June 26, 2006, and accordingly, there is only hypothetical historical data on the MLCX Grains Total Return Index prior to this date. This data on the MLCX Grains Total Return Index is not necessarily indicative of the future performance of the MLCX Grains Total Return Index or the future value of MLCX Grains ELEMENTS. There can be no assurance that the future performance of the MLCX Grains Total Return Index or the Index Components will result in investors of MLCX Grains ELEMENTS receiving a positive return on their investment.

Source: Bloomberg.

What Are Some of the Risks of MLCX Grains ELEMENTS?

An investment in MLCX Grains ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the Prospectus.

1.	No Principal Protection – If the value of the MLCX Grains Total Return Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your MLCX Grains ELEMENTS, you will receive less than your original investment.

2.	Commodity Market and Index Risk – The return on MLCX Grains ELEMENTS is linked to the performance of the MLCX Grains Total Return Index which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably and commodity markets may trade in contango or backwardation, affecting the value of the Index Components and, consequently, the value of your MLCX Grains ELEMENTS in unforeseeable ways. The index publisher may suspend or discontinue the calculation or publication of the MLCX Grains Total Return Index making it difficult to determine the market value of the MLCX Grains Total Return Index and of your MLCX Grains ELEMENTS which, may in turn adversely affect the market price of your MLCX Grains ELEMENTS.

3.	Concentrated Investment Risk – Because the Index Components are concentrated in agricultural commodities in general and in grains in particular, your investment may carry risks similar to a concentrated securities investment in the grains sector.

4.	No Interest Payments – You will not receive any periodic interest payments on MLCX Grains ELEMENTS.

5.	Issuer Risk – Since MLCX Grains ELEMENTS are unsecured debt securities of SEK, the amount due on MLCX Grains ELEMENTS is dependent on SEK’s ability to pay.

6.	A Trading Market for MLCX Grains ELEMENTS May Not Develop – Although MLCX Grains ELEMENTS are listed on the American Stock Exchange, a trading market may not develop. The issuer is not required to maintain any listing of MLCX Grains ELEMENTS on an exchange.

7.	Uncertain Tax Treatment – Significant aspects of the tax treatment of MLCX Grains ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?

Please speak with your broker or financial advisor to determine if MLCX Grains ELEMENTS are appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about MLCX Grains ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-GRU.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384). • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

American Stock Exchange is a registered service mark of American Stock Exchange LLC.

S&P GSCI Grains Total Return Index is a trademark of Standard & Poor’s.

© 2008 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).

Code ELEMENTS-GRU